August 3, 2016

VIA EDGAR

Katherine Wray

Attorney-Advisor
Division of Corporation Finance
United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Majesco Entertainment Company Registration Statement on Form S-3 Filed April 29, 2016 File No. 333-211031

Dear Ms. Wray:

On behalf of Majesco Entertainment Company, a Delaware corporation (the “Company”), this letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) set forth in your letter, dated July 14, 2016 (the “Comment Letter”), regarding the above Registration Statement on Form S-3 (the “Initial Registration Statement”). The Company has also amended the Registration Statement (as amended, the “Registration Statement”) in response to the Staff’s comments and is filing the Registration Statement concurrently with this letter.

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraphs in this letter and is restated prior to the response to such comment. Capitalized terms used and not defined shall have the meanings given in the Registration Statement. Page and caption references in the text of this letter correspond to pages and captions in the Registration Statement.

Prospectus Cover Page

1.
We note the revised disclosure in response to prior comment 3, as well as the primary shelf offering you are now seeking to register in this registration statement. Please revise further to clarify that the one-third public float limitation set forth in General Instruction I.B.6 of Form S-3 limits the aggregate dollar amount that can be sold by or on your behalf pursuant to this instruction within a 12-month period, and as such is applicable both to your effective shelf registration statement on Form S-3 (File No. 333-207564) and to the primary offering of up to $50 million in securities you are seeking to register pursuant to this registration statement.

Response:

The Company has amended the Registration Statement to include the requested clarifying language.

Selling Stockholders, page 9

2.
We note your response to prior comment 4 and the revised disclosure in footnotes (1), (23), and (49), and in particular your disclosure that "[t]o [y]our knowledge" the referenced selling stockholders purchased in the ordinary course of business. Please remove or revise the quoted language. The statement concerning the manner in which the securities were acquired should be based on knowledge obtained from inquiry of the selling stockholders.

Response:

The Company has amended the applicable footnotes to remove the knowledge qualifier in accordance with the Staff’s comment.

Part II. Information Not Required in Prospectus

3.
We note your response to prior comment 9 regarding the Exchange Agreements that were filed as exhibits to the Forms 8-K filed on April 30, 2015 and October 1, 2015. In accordance with Instruction 2 of the Instructions to Item 601 of Regulation S-K, please file a schedule with the exhibits identifying the documents omitted and setting forth the material details in which such documents differ from the filed documents.

Response:

The Company has amended the aforementioned Form 8-Ks to include the fully compiled exhibits.

    The Company hereby acknowledges that:

a.	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

b.
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

c.
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Please contact the undersigned at (212) 930-9700 with any other questions.

cc: John Stetson, CFO	Sincerely, /s/ Harvey J. Kesner Harvey J. Kesner Sichenzia Ross Friedman Ference LLP